

May 15, 2013

Via E-mail
Mr. David C. Wajsgras
Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

      Re: **Raytheon Company**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 13, 2013
              Form 10-Q for Fiscal Quarter Ended March 31, 2013
              Filed April 25, 2013
              File No. 001-13699

Dear Mr. Wajsgras:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Pension and Other Postretirement Benefits Costs, page 36

1. Per your disclosure, the CAS Pension Harmonization Rule (CAS Harmonization) was published in the Federal Register on December 27, 2011 and will begin to impact the pension costs recognized on contracts in 2013. In this regard, we note that CAS Harmonization (A) shortens the CAS amortization period for pension gains and losses from 15 years to 10 years and (B) requires the use of a discount rate based on high quality

corporate bonds for purposes of measuring liabilities when determining CAS pension expense. We also note that the shortening of the amortization period for pension gains and losses would appear to result in the acceleration of the recognition of pension gains and losses as contract costs. Given that you apply percentage-of-completion accounting to a substantial portion of your contracts, please describe for us and disclose any material effects that CAS Harmonization may have on your contract accounting and reported consolidated and segment results. In this regard, your response and disclosure should discuss information including, but not limited to, the following:

- The total CAS pension gains and/or losses that were subject to amortization as of your most recent annual and interim period balance sheet date;
- Whether CAS Harmonization is expected to result in either an increase or a decrease in your estimates of the total pension costs expected to be allocated to your existing contracts over their contract life (i.e., cost at completion), as a result of the increase to the pension gains and/or losses that may be recognized on an annual basis and other effects;
- Whether CAS Harmonization is expected to impact the timing or amount of periodic revenue recognition for contracts accounted for under the percentage-of-completion method;
- Whether CAS Harmonization is expected to impact the margins recognized on your contracts and/or result in either favorable or unfavorable Estimate at Completion (EAC) adjustments; and
- The anticipated impact that the use of a discount rate based on high quality bonds (i.e., in connection with the adoption of CAS Harmonization), rather than a discount rate that is consistent with your long-term ROA assumption, will have on accumulated CAS pension gains and/or losses, CAS pension expense, contract margins, the timing of revenue recognition, and/or EAC adjustments, as applicable.

2. Please refer to your discussion of CAS Harmonization on page 37 of your filing. We note that you <u>may</u> be entitled to an equitable adjustment for some portion of the increase in costs on contracts related to CAS Harmonization, since CAS Harmonization is a mandatory change in cost accounting for government contractors. To the extent known or expected, please tell us the factors that are currently being considered and/or will be considered in determining (A) whether you will receive an equitable adjustment and (B) the portion of the increased costs that will qualify for such adjustment. In this regard, your response should explain whether this matter has been formally addressed in connection with the development or adoption of the CAS Harmonization rule and pricing of the affected contracts. You should also explain to us whether your intended accounting upon adoption of the CAS Harmonization rule assumes receipt of an equitable adjustment and, if so, the portion (e.g., percentage) of the increase in costs that you have deemed to be recoverable. Lastly, please consider whether it would be appropriate to include a risk factor associated with the adoption of CAS Harmonization.

3. Per your disclosure on page 40, you would expect (A) your pension funded status to approximate 100% on a projected benefit obligation basis and (B) the corresponding accumulated other comprehensive loss to be substantially reduced, if your pension benefit obligations were valued at the 25-year historical average interest rate of high quality corporate bonds, which is 7%. We note that this disclosure is supplemental to the discount rate sensitivity analysis disclosure that was provided on page 38 of your filing. In this regard, we believe that your disclosure regarding the hypothetical funded status of your pension plan based upon a discount rate of 7% would appear to only be meaningful, informative, and/or relevant to investors if 7% reflected a discount rate that would be reasonably expected to be used to value your pension benefit obligations in the foreseeable future. In this regard, we note that your current discount rate, which you state is based upon a theoretical bond portfolio model consisting of bonds rated AA or better by Moody's, is 4.15%. We also note that fiscal year 2002 was the most recent reporting period for which the discount rate used to value your pension benefit obligations equaled or exceeded 7%. Therefore, please explain to us why 7% would reflect a reasonable estimate for the discount rate assumption in the foreseeable future. Alternatively, remove the disclosure regarding the expected funded status of your pension benefit obligations at this discount rate.

Segment Results, page 48

4. Per your disclosure, bookings is one of the metrics that is most relevant to an understanding of management's view of segment performance – particularly, as you believe bookings are an important measure of future performance and are an indicator of potential future changes in net sales. However, we note that your analyses of segment bookings for comparable reporting periods are primarily limited to the disclosure of notable contract awards, without further explanation of the variance between the absolute value of the bookings for the respective periods. We also note that the identified contract awards oftentimes represent only a portion of total bookings for each comparable period and do not necessarily explain the variance in the respective segments' bookings. In this regard, we believe that your disclosure would be significantly enhanced if it were supplemented by a discussion of qualitative factors that may have contributed to the variances in the absolute value of bookings for your comparable reporting periods. For example, please consider whether it would be appropriate to expand your disclosure to discuss factors such as variances in the total number of new contracts booked, variances in the lengths of contracts booked, and variances in the renewal rates for existing contracts. Please revise your disclosure, as appropriate, or advise.

Intelligence and Information Systems

Total Net Sales, page 54

5. Based upon your disclosure, total net sales for 2012 included $54 million of lower net sales associated with the UKBA Program than fiscal year 2011, due to the termination of

the program. We also note that net sales associated with the UKBA Program for fiscal year 2011 were $240 million higher than net sales attributable to the program for fiscal year 2010, due to the UKBA Program Adjustment recognized during fiscal year 2010. While we acknowledge that the termination of the contract with UKBA appears to have resulted in adjustments to the accounting estimates associated with the contract, it appears that you may have continued to recognize revenue on the UKBA program during fiscal years 2011 and 2012. If true, please tell us the amount of UKBA program revenue recognized for each of those fiscal years, as well as basis for the recognition of any UKBA program revenue subsequent to July 22, 2010, the date that UKBA notified your subsidiary (i.e., RSL) that the program had been terminated for cause. As part of your response, please also tell us whether you continued to incur costs attributable to the UKBA program during fiscal years 2011 and 2012. Lastly, tell us whether there is a relationship between the UKBA program revenue that you recognized during fiscal years 2011 and 2012 and the amounts that UKBA is attempting to "clawback" through the detailed claims submitted to arbitration (i.e., as described on page 101 of your Form 10-K).

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 14: Pension and Other Employee Benefits

Defined Benefit Retirement Plan Summary Information, page 108

6. Based upon the disclosure on page 111, you have assumed an "expected long-term rate of return on plan assets" of 8.68% for purposes of computing "net periodic benefit cost" for pension benefits for fiscal years 2012, 2011, and 2010. We also note that this estimated rate of return has not changed significantly from the rate assumed for years prior to fiscal year 2010. Furthermore, we note the following with regard to recent allocations of your pension plan assets:

- Fixed-income securities comprised approximately 30.3%, 31.2%, and 28.8% of total pension plan assets as of December 31, 2012, December 31, 2011, and December 31, 2010, respectively;
- Cash and cash equivalents comprised approximately 5.2%, 7.3%, and 7.6% of total pension plan assets as of December 31, 2012, December 31, 2011, and December 31, 2010, respectively;
- Aggregated U.S. and international equities allocations of approximately 45.6%, 46.3%, and 52% of total pension plan assets at December 31, 2012, December 31, 2011, and December 31, 2010 are all significantly below the maximum aggregated target allocation for U.S. and international equities at each respective balance sheet date; and
- The maximum aggregated target allocation for U.S. and international equities has

declined from 90% at December 31, 2008 to (A) 70% at December 31, 2010 and December 31, 2011 and (B) 60% at December 31, 2012.

Given that aggregated investments in fixed-income securities and cash and cash equivalents (a) have comprised greater than 35% of total pension assets as of each of the last three balance sheet dates and (b) these investment classes typically produce lower returns than equity securities, please tell us how you have concluded that 8.68% was a reasonable estimate of the expected long-term rate of return on plan assets for each of the last three years. In this regard, please tell us (i) the expected long-term rate of return that was estimated for each major classification of pension assets (i.e., U.S. equities, international equities, fixed-income securities, cash and cash equivalents, and other funds) as of each of your last three balance sheet dates, (ii) if applicable, the assumed long-term allocation of pension assets amongst each major asset class (i.e., the specific percentage of total pension assets within the targeted range), (iii) the actual returns for each classification of pension assets for each of the last three years, (iv) the nature and amounts of any other qualitative and quantitative assumptions that were material to your estimate of the expected long-term rate of return on plan assets and (v) the aggregate actual average annual rate of return on plan assets since January 1, 2008. In addition, given that fixed income securities have comprised greater than 25% of total pension plan assets for each of the last three years, please explain why the downward trend in interest rates over recent years has not resulted in a reduction to your expected long-term rate of return on plan assets. As part of your response, please describe the nature of the investments that comprise your portfolio of fixed-income securities – including, the average interest rates earned on the investments and the allocation of the investments amongst short-term, intermediate, and long-term securities. Lastly, please explain why the significant reduction to the maximum targeted allocation of pension assets to equity securities since 2008 does not appear to have materially impacted your estimate of the expected long-term rate of return on plan assets.

7. Per your disclosure on page 39 of MD&A, deferred pension gains and losses (e.g., actuarial gains and losses) that have been reported within accumulated other comprehensive loss ("AOCL") are amortized and included in future pension expense over the average employee service period of approximately 10 years at December 31, 2012. Based upon this accounting policy and the net actuarial loss of $10.626 billion reported within AOCL at December 31, 2011, it may have been reasonable to assume that "recognized net actuarial loss" for fiscal year 2012 would have been approximately $1.063 billion, rather than $939 million. However, we acknowledge that the difference between the actual "recognized net actuarial loss" and the expectation based upon your accounting policy could be attributable to factors such as (A) the limitation of amortization to those losses that exceeded the 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets (i.e, the "corridor"), in accordance with FASB ASC 715-30-35-24 or (B) the use of a "calculated" market-related value, rather than a market-related value that is based upon fair value. In this regard, please explain to us the factors that contributed to the aforementioned difference between

the potential expected deferred loss amortization of $1.063 billion and the actual loss amortization of $939 million. In addition, revise the disclosure provided in Note 14 to the financial statements, your "pension and other postretirement benefits costs" accounting policy in Note 1 to the financial statements, and your critical accounting policy in MD&A to explicitly state (a) whether you apply the "corridor" method to determine the deferred actuarial losses that are subject to amortization and (b) whether the market-related value that you apply is based upon a "calculated" value or fair value.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Item 1. Consolidated Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 1: Basis of Presentation, page 9

8. We note that, as of April 1, 2013, you consolidated your structure, including certain reportable segments, in order to streamline operations, increase productivity, and achieve stronger alignment with your customers' priorities. In this regard, we note that your former Intelligence and Information Systems segment ("IIS") and former Technical Services segment ("TS") have been combined and deemed a single reportable segment for financial reporting purposes. We also note that your Integrated Defense Systems segment ("IDS"), Missile Systems segment ("MS"), and Space and Airborne Systems segment ("SAS") are each being expanded in connection with the realignment of your Network Centric Systems segment ("NCS"). In this regard, please describe for us, in greater detail, the nature of the specific actions that you have taken to streamline operations, increase productivity, and achieve stronger alignment with customers' priorities in connection with the consolidation of your reporting structure. For example, with regard to your former NCS segment, explain whether the products and programs of this segment have been reallocated and integrated into IDS, MS, and SAS, as well as whether or not the revenue and costs attributable to the associated contracts continue to be tracked, monitored, and/or managed separately from IDS, MS, and SAS for internal reporting purposes. Similarly, explain whether restructuring activities (e.g., facilities consolidation, personnel actions, etc.) have occurred. In addition, tell us whether discrete financial information – for example, revenues, costs, and/or profit measures – related specifically to the former operations of TS and NCS will continue to be available and whether your chief operating decision maker (the "CODM") will continue to review operating results or other information specific to the activities of TS and/or NCS. In connection with the preceding sentence, tell us if you are aggregating operating segments pursuant to ASC 280-10-50-11and, if so, the operating segments that are being aggregated and the reportable segment into which aggregated.

Exhibits 31.1 and 31.2

9. We note that paragraph 3 of the certifications provided by your principal executive officer and principal financial officer inadvertently repeats the language required by and contained in paragraph 2 of the respective certifications. We also note that both the certification of the principal executive officer and the certification of the principal financial officer have been labeled "certification of chief executive officer." In this regard, please provide an abbreviated amendment to your filing that consists of a cover page, an explanatory note, a signature page, and revised certifications of your principal executive officer and principal financial officer that (A) comply with Item 601(b)(31) of Regulation S-K and (B) are appropriately labeled.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief